Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2018 of Osisko Gold Royalties Ltd of our report dated February 20, 2019, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report.

Yours very truly,

/s/ PricewaterhouseCoopers LLP

Montreal, Canada
March 29, 2019

CPA auditor, CA, public accountancy permit No. A123475

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1

T: +1 514 205 5000, F: +1 514 876 1502

"PwC" refers to PricewaterhouseCoopers LLP/s.r.l. / s.e.n.c.r.l., an Ontario limited liability partnership.